UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 31, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the

registrants file or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the presentation

materials related to the Second

Quarter 2023 Results of
UBS Group AG, which appear immediately

following this page.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: /s/

Ulrich Körner

_
Name:

Ulrich Körner
Title:

Chief Executive Officer
By: /s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

August 31, 2023

UBS

Second quarter 2023

Financial results

31 August 2023

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2023 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, Credit Suisse AG, Credit Suisse (Schweiz) AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 2Q23 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "Net new fee-generating assets" exclude the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS

Agenda

Update on strategy and Credit Suisse integration

Sergio P. Ermotti, Group CEO

2Q23 performance and financial overview

Todd Tuckner, Group CFO

Q&A

Our strategy is unchanged and is accelerated by the acquisition of Credit Suisse

Outstanding client franchises	– Reinforced position as the only truly global wealth manager and leading universal bank in Switzerland – Portfolio of leading franchises in Asset Management and the Investment Bank – Acquisition adds scale, complementary capabilities and regional footprint
Execution discipline	– Proven ability to manage down assets and exit non-strategic businesses – Focused on maintaining and embedding UBS's conservative risk culture across enlarged group – Generating efficiencies through scale and optimization
Balance sheet for all seasons	– Continued commitment to a balance sheet for all seasons and strong capital ratios – Disciplined resource usage with focus on sustainable growth in asset gathering businesses – Capital efficient business model with attractive long-term returns

Enhancing client franchises and increasing scale

Global Wealth Management

Reinforcing our position as a leading and the only truly global wealth manager

- 3.7trn invested assets[1]
- #2 Wealth Manager[2] globally; unrivaled geographic footprint
- #1 in Asia, Latin America, EMEA and Switzerland[3]
- Aligned client focus on UHNW and entrepreneurs

Personal & Corporate Banking

Enhancing expertise and global reach with complementary capabilities for our clients

- Leading bank in Switzerland
- Accelerating growth plans in the corporate client segment
- Strengthened digital offering
- Enhanced investment and innovation capabilities

Asset Management

Increasing scale with improved positioning across key asset classes and growth markets

- 1.6trn invested assets[1]
- Expanding North America and Asia capabilities
- #3 European Asset Manager with global reach (#11 globally)[2]
- Accelerating growth in alternatives and scale in indexing

Investment Bank

Strengthening our Investment Bank without compromising our model

- Strengthening equities, research and global banking in North America
- Aligned focus on UHNW, GFIW and corporate clients
- 9bn[4] of Credit Suisse IB RWA to be retained
- Strong operational and risk management controls

Driving value creation through the integration, while positioning for long-term growth

UBS

1 As of 30.6.23; 2 Peer disclosure, by invested assets or closest disclosed proxy, as of 30.6.23; 3 Coalition Greenwich, FY22 Wealth Management Competitor Analytics and peer disclosure; 4 Excluding operational risk RWA

Improving our business mix, with unchanged capital allocation discipline

RWA
%

Before 2012 restructuring
3Q12[1]



Pre-acquisition of Credit Suisse
1Q23


IB guidance
max 33%

Post-acquisition of Credit Suisse
2Q23, pro forma[2]


IB guidance
max 25%

IB | WM, AM, P&C and GF

1 Excluding Legacy Portfolio; 2 Pro forma excluding Non-core and Legacy (NCL); NCL perimeter subject to finalization; numbers subject to change

Update on integration

Diligent approach to identify and assess strategic options for Credit Suisse (Schweiz)

Starting point

7 scenarios evaluated ranging from IPO, full or partial spin-offs, dual brand, sale, or full integration

Detailed assessment

4 factors considered in evaluation of all scenarios:

- Clients
- Workforce
- Financials and funding
- Feasibility and risks

Prioritization

2 potential options identified, and assessed in further detail:

- Full integration
- Spin-off of focused perimeter excluding segments requiring global capabilities

From April we have conducted a thorough assessment

40+ people task force across UBS and CS	20+ deep-dive workshops with internal and external experts	10+ senior deep-dives involving BoD and GEB

UBS

Integration of Credit Suisse (Schweiz) is the best path forward

Credit Suisse (Schweiz) would struggle as a standalone entity even in a focused spin-off scenario

1. Sub-scale, low profitability
2. Substantial funding gap
3. Lower value creation for our shareholders on a standalone basis

Full integration offers most benefits

Clients
- Best-in-class, complementary offering
- Even stronger partner domestically and globally

Workforce
- Highly attractive employee proposition reinforced
- Small difference in redundancies between both scenarios

Financials and funding
- Greater value for shareholders
- Stronger balance sheet and even more diversified business model

Feasibility and risks
- Substantially lower IT cost and shorter timeline
- Reduced execution and regulatory risk

Our plan

UBS and Credit Suisse to continue to operate separately in Switzerland while preparing for legal merger[1] (planned in 2024)

Credit Suisse brand in Switzerland to remain for the time being

Client migration expected to be completed in 2025

1 Legal merger between Credit Suisse (Schweiz) AG and UBS Switzerland AG

Unwavering commitment to our clients, employees and the Swiss economy

Client promise

Continued premium service with focus on client satisfaction

Capital and financial strength enable us to maintain combined existing lending exposures

Access to enhanced investment and innovation capabilities across a unique global footprint

Leading digital capabilities

Employee promise

Committed to fair treatment of all employees

Redundancies phased to allow the labor market to absorb talent

Responsible social plan, including financial and re-skilling support

Providing attractive career opportunities

Community promise

Contributing to the strength and stability of the Swiss financial system

Maintaining combined sponsorship of agreed civic, sporting and cultural activities until the end of 2025

Supporting our community partners

Stabilized flows, with 8bn of combined wealth management NNM/NNA with positive contribution from Credit Suisse quarter-to-date

Wealth management
Net new money/ net new assets, USD bn



9
(95)
28
(51)
16
(30)
June: +1
7
1
4Q22
1Q23
2Q23
3Q23 QTD[1]
UBS GWM net new money
Credit Suisse WM net new assets[2]

Wealth management
Net new deposits, USD bn



3
(83)
(19)
(32)
5
14
(0)
10
4Q22
1Q23
2Q23
3Q23 QTD[1]
UBS GWM net new deposits
Credit Suisse WM net new deposits[2]

Swiss businesses
Net new deposits, CHF bn



5
(27)
(2)
(29)
(0)
4
(1)
4
4Q22
1Q23
2Q23
3Q23 QTD[1]
UBS P&C net new deposits
Credit Suisse SB net new deposits

UBS 1 Up to and including 28.8.23; 2 Monthly Credit Suisse WM net new assets and net new deposits in CHF converted to USD using month end USD/CHF rates

Non-strategic assets and businesses to be exited through Non-core and Legacy

Non-core and Legacy composition by instrument type

2Q23, USD bn



55
224
Equities
5
22
Macro
8
32
Loans
12
27
Securitized products
14
38
22
Credit
12
84
HQLA and other
5
RWA excl. operational risk
LRD

Non-core and Legacy composition by source

2Q23, USD bn



55
224
UBS NCL
3
6
Assets from Wealth and Asset Management
7
10
Assets from Credit Suisse Investment Bank
17
114
Credit Suisse Capital Release Unit
29
94
RWA excl. operational risk
LRD

- Positions and businesses not aligned with our strategy and policies, including a large portion of Credit Suisse IB
- Robust risk management and governance structure in place
- Active wind-down supported by PPA fair value adjustments
- 9bn of RWA and 14bn of LRD reduced during 2Q23[1]

- 9bn[2] RWA from Credit Suisse Investment Bank to be retained in the core Investment Bank

- Operational risk RWA to be reported in 3Q after finalization of group allocation methodology

Balances as of quarter-end. NCL perimeter subject to finalization; numbers subject to change; figures for assets transferred from CS business divisions derived from US GAAP; **1** From both natural run-off and active run-down; **2** Excluding operational risk RWA

Non-core and Legacy rundown to drive lower costs and efficient capital release

Natural run-off profile[1]

RWA excluding operational risk, pro forma, USD bn



55
51
41
34
28
2Q23
YE23
YE24
YE25
YE26
~50%
decrease in RWA from natural run-off profile excluding op-risk

Rundown approach

Natural run-off profile to be accelerated with active unwinds when economically accretive

- Reduce operating costs
- Efficient release of capital
- Protect our customer franchise

UBS

1 Reflects contractual maturities and excludes actions to actively hedge the portfolio

Executing on plans to achieve greater than 10bn gross cost reductions by year-end 2026

Non-core and Legacy and Credit Suisse Investment Bank restructuring

Costs to decline substantially as businesses, assets and positions are exited	Large majority of Credit Suisse IB costs and all costs within existing Credit Suisse CRU to be run down

Synergies across core businesses

Organizational right-sizing	One platform
Reduce duplication	Legal entity consolidation
Real estate rationalization	Application decommissioning

>10bn
gross cost reductions by end-2026 vs. FY22[1]

<70%
underlying[2] cost/income ratio 2026 exit rate

Cumulative integration-related expenses expected to be broadly offset by pull to par effects

UBS

1 FY22 baseline is pro forma combined, Credit Suisse based on adjusted view with further adjustment to reclassify CHF 1.0bn of commission costs from expenses to contra-revenue to align further with IFRS accounting treatment. UBS figures adjusted to exclude restructuring and litigation expenses; 2 Excluding items not representative of underlying performance such as integration-related expenses and pull to par effects

We aim to substantially complete integration for the Group by year-end 2026

Legal close June 2023	End-2023	End-2026

Key milestones and priorities

Strategic clarity	✓ Made decision on Credit Suisse (Schweiz) ✓ Largely defined NCL perimeter and started rundown execution
Franchise value protection	✓ Stabilized the businesses and flows ✓ Terminated government support and paid down higher cost emergency liquidity facilities
Organizational alignment	✓ Set baseline for unifying the organization, people and client approach, harmonized risk and control frameworks ✓ Operate as one bank with combined BDs[1]

Business transformation	– Deliver substantial wind-down of Non-core and Legacy – Vast majority of integration-related costs to be incurred by year-end 2026
Client migration	– Migrate clients on to UBS systems – Integrate strategically important Credit Suisse client systems (or solutions) into UBS
Legal entity consolidation	– Merger of UBS AG and Credit Suisse AG planned for 2024 – Complete merger of legal entities which account for substantial majority of Credit Suisse assets

UBS

1 Exceptions related to any client identifying data or other information barriers, as well as in Switzerland more broadly where UBS and Credit Suisse will continue to operate side by side while preparing for legal merger between Credit Suisse (Schweiz) AG and UBS Switzerland AG (merger planned for 2024)

Working towards ~15% RoCET1

Underlying[1] return on CET1 capital
Illustrative



~15%
Franchise stabilization and client win-back
Funding cost efficiencies
Balance sheet optimization
Cost base right-sizing
2026 exit rate

~15%
underlying[1] RoCET1 2026 exit rate

~14%
CET1 capital ratio over medium-term[2]

>10bn
gross cost saves by end-2026 vs. FY22

<70%
underlying[1] cost/income ratio, 2026 exit rate

Capital returns

Committed to existing progressive dividend policy with excess capital returned via share repurchases[3]

UBS

1 Excluding items not representative of underlying performance such as integration-related expenses and pull to par effects; 2 Reflects current Swiss too-big-to-fail framework and known changes to Basel 3 framework; 3 We have temporarily suspended repurchases under the share repurchase programs due to the acquisition of Credit Suisse; update to be provided with 2023 year-end results

2Q23 performance and financial overview

Todd Tuckner, Group CFO

UBS Group 2Q23 results

Results include one month of results from Credit Suisse business divisions and Corporate Center



2Q23 profits
m
28,875
29,239
Required for 238bn of acquired RWA and restructuring
(28,925)
830
1,144
• o/w: UBS sub-group 2.0bn1
• o/w: Credit Suisse sub-group (0.8bn)2
Net profit
Profit before tax
Negative goodwill
Integration-related expenses and acquisition costs
Profit before tax excl. negative goodwill, integration-related expenses and acquisition costs

1 2Q23 UBS business divisions and Group Functions (IFRS); refer to slides 22 and 34 for details; 2 June 2023 (IFRS); Credit Suisse AG and its consolidated subsidiaries, Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; refer to slide 34 for details

Negative goodwill and overview of purchase price allocation adjustments

Negative goodwill

bn



57.6
(24.8)
See chart on the right for PPA adjustments
(3.8)
Required for 238bn of acquired RWA and restructuring
28.9
Credit Suisse net assets at closing (US GAAP, 31.5.23)
Net PPA adjustments
Purchase price[1]
Negative goodwill

Purchase price allocation (PPA) adjustments

bn



(12.4bn) accrual accounted, expected to pull to par if held to maturity[2]
(2.3bn) fair value accounted, mainly relating to NCL
o/w (16.8bn) is CET1 capital relevant[3]
(14.7)
(4.5)
(0.9)
(0.6)
(4.1)
(24.8)
Fair value adjustments on financial assets and liabilities
Litigation, regulatory and similar matters
Goodwill and intangibles, net
Fair value adjustments on non-financial assets and liabilities
US GAAP/ IFRS conversion[4]
Total

UBS

1 Includes 135m related to settlement of pre-existing relationships with Credit Suisse; 2 Reflects the accretion from post-PPA fair value back to the pre-PPA US GAAP book value as recorded on Credit Suisse's balance sheet. Expected to include ~4.8bn in P&C, ~1.5bn in GWM, ~1.4bn in IB, ~0.9bn in Group Items and ~3.8bn in NCL; NCL positions expected to be accounted for at fair value going forward; 3 Includes 5.0bn positive offset from transitional adjustments related to the impacts of interest rate and own credit driven fair value adjustments on certain held-to-maturity portfolios which will linearly amortize to nil by 30.6.27; 4 Removal of pension surplus

The acquisition strengthens the foundation of the combined bank

Tangible book value per share
USD


+49%
24.6
16.5
1Q23
2Q23

CET1 capital ratio


13.9%
14.4%
1Q23
2Q23

Invested assets
USD trn


+32%
5.5
4.2
1Q23
2Q23

UBS

Our balance sheet for all seasons remains the foundation of our success



Total loss-absorbing capacity (TLAC)
196bn
Going concern capital
93bn
CET1 capital
80bn
103bn
Gone concern loss-absorbing capacity
13bn
AT1
80bn
CET1
2Q23
35.2%
16.8%
14.4%
CET1 capital ratio guidance: ~14%
18.5%
2.3%
14.4%
CET1: 10.6%
Going concern: 14.9%
TLAC: 25.6%
2Q23
RWA 557bn
Requirements
11.68%
5.56%
4.78%
CET1 leverage ratio guidance: >4.0%
6.12%
0.78%
4.78%
CET1: 3.56%
Going concern: 5.06%
TLAC: 8.81%
2Q23
LRD 1,678bn
Requirements

UBS

Prudent management of liquidity and funding

Liquidity and funding

175% LCR

118% NSFR

Strong deposit base and flows enabled full repayment of PLB and ELA+ in 3Q

- ~550m funding costs in 2Q from PLB and ELA+, ~100m in 3Q

We will continue to execute on our issuance plan in the coming weeks

Fully repaid higher cost SNB facilities

Drawn SNB liquidity facilities[1]
CHF bn



PLB[2]
100bn available
ELA+[3]
100bn available[4]
120
70
50
70
20
50
25
0
25
0
20.3.23
31.3.23
30.6.23
31.8.23

UBS

1 Chart excludes Emergency Liquidity Assistance (ELA) facility with CHF 38bn drawn by Credit Suisse (Schweiz) AG as of 31.8.23; 2 Public Liquidity Backstop. Pricing: SNB policy rate (1.75% as of 31.8.23) + 3.00% + commitment premium of 0.25% of the available CHF 100bn, regardless of how much is drawn; 3 Emergency Liquidity Assistance+. Pricing: SNB policy rate + 3.00%; 4 50bn for Credit Suisse and 50bn for UBS

2Q23 UBS business divisions and Group Functions (IFRS) – excl. Credit Suisse


Profit/ (loss) before tax
m
Δ% YoY
(4%)
+65%
(91%)
(66%)
+53%
(42%)
n/a
(24%)
(19%) excl. gains on sale[1]
(14%) excl. gains on sale[1]
+12% excl. gains on sale[1]
1,110
681
90
139
(495)
1,523
456
1,979
GWM
P&C
AM
IB
GF
Total
Integration-related expenses and acquisition costs
Total excl. integration-related expenses and acquisition costs

1 848m gain in Asset Management in 2Q22 related to the sale of our shareholding in the Mitsubishi Corp.-UBS Realty Inc. joint venture

UBS business divisions: Global Wealth Management

Total revenues
m


+1%
4,677
4,736

Profit before tax
m


(4%)
1,157
1,110
2Q22
2Q23

USD m, except where indicated	2Q23	1Q23	2Q22	QoQ	YoY
Total revenues	4,736	4,792	4,677	(1%)	+1%
Net interest income	1,442	1,491	1,268	(3%)	+14%
Recurring net fee income	2,535	2,454	2,614	+3%	(3%)
Transaction-based income	749	843	793	(11%)	(6%)
Other income	10	4	2		
Credit loss expense / (release)	5	15	(3)		
Operating expenses	3,621	3,561	3,523	+2%	+3%
Profit before tax	1,110	1,215	1,157	(9%)	(4%)
Cost/ income ratio	76%	74%	75%	+2pp	+1pp
Invested assets, bn	3,037	2,962	2,811	+3%	+8%
Fee-generating assets, bn	1,380	1,335	1,244	+3%	+11%
Deposits, bn	336	330	349	+2%	(4%)
Loans, bn	220	224	227	(2%)	(3%)

PBT 1,110m, (4%) YoY

Total revenues +1% as higher NII was partly offset by lower recurring net fee and transaction-based income

Cost/ income 76%

Net new money +16.2bn, the strongest 2Q in >10 years driven by inflows in Switzerland +15.3bn, EMEA +2.5bn and APAC +1.8bn and outflows in Americas (3.4bn)[1]

NNFGA +12.6bn, +4% annualized growth, driven by mandates; positive flows in all regions incl. +5.5bn in Americas, +4.0bn in EMEA, +1.7bn in Switzerland and +1.4bn in APAC

Deposits +2% QoQ driven by net inflows into fixed-term and savings deposit products, partly offset by shifts into money market funds and government securities

Net new loans (4.3bn) with deleveraging in all regions

UBS Balances as of quarter-end; 1 Includes ~5bn outflows due to seasonal tax payments in the US

UBS business divisions: Personal & Corporate Banking (CHF)

Total revenues,
m


+24%
1,018
1,263

Profit before tax
m


+54%
398
612
2Q22
2Q23

CHF m, except where indicated	2Q23	1Q23	2Q22	QoQ	YoY
Total revenues	1,263	1,180	1,018	+7%	+24%
Net interest income	731	651	502	+12%	+45%
Recurring net fee income	213	210	202	+2%	+5%
Transaction-based income	305	309	300	(1%)	+2%
Other income	13	10	13		
Credit loss expense / (release)	9	14	33		
Operating expenses	641	613	587	+5%	+9%
Profit before tax	612	553	398	+11%	+54%
Cost/ income ratio	51%	52%	58%	(1pp)	(7pp)
Investment products[1], bn	24	23	21	+4%	+10%
Deposits, bn	165	165	160	0%	+3%
Loans, bn	146	144	142	+1%	+3%

PBT 612m, +54% YoY

Total revenues +24% reflecting increases in all income lines, predominantly NII

Cost/ income 51%, (7pp)

Net new investment products in Personal Banking +0.5bn, +10% annualized growth

Deposits +3% YoY and stable QoQ with clients further shifting into investments

Net new loans +1.4bn driven by growth in corporate and private clients

UBS Balances as of quarter-end; **1** In Personal Banking

UBS business divisions: Asset Management

Total revenues

m


(5%) excl.
gains on sale[1]
(64%)
1,372
848
524
499

Profit before tax

m


(19%) excl.
gains on sale[1]
(91%)
959
848
111
90
2Q22
2Q23
Gains on sale[1]

USD m, except where indicated	2Q23	1Q23	2Q22	QoQ	YoY
Total revenues	499	502	1,372	(1%)	(64%)
Net management fees	492	479	515	+3%	(5%)
Performance fees	7	23	9	(69%)	(23%)
Net gain from disposal of a joint venture[1]			848		
Credit loss expense / (release)	0	0	0		
Operating expenses	409	408	413	0%	(1%)
Profit before tax	90	94	959	(5%)	(91%)
Cost/ income ratio	82%	81%	30%[2]	+1pp	+52pp
Invested assets, bn	1,188	1,140	1,047	+4%	+13%
Net new money, bn	17	14	(9)		

PBT 90m

Total revenues (64%) YoY, (5%) excl. gains on sale

- Lower net management fees reflecting negative market performance
- Lower performance fees in Hedge Fund Businesses and Equities

Cost/ income 82%; operating expenses (1%) reflecting lower personnel costs, partly offset by FX effects and technology

Invested assets 1,188bn, +4% QoQ reflecting positive market performance, net new money inflows and positive FX effects

Net new money +17.2bn, +6% annualized growth. Excluding money market flows, NNM (excluding associates) was +19.5bn

UBS

Balances as of quarter-end; **1** 848m gain in Asset Management in 2Q22 related to the sale of our shareholding in the Mitsubishi Corp.-UBS Realty Inc. joint venture; **2** 79% excl. the sale of our shareholding in the Mitsubishi Corp.-UBS Realty Inc. joint venture

UBS business divisions: Investment Bank

Total revenues

m


(10%)
2,094
1,892

Profit before tax

m


(66%)
410
139
2Q22
2Q23

USD m, except where indicated	2Q23	1Q23	2Q22	QoQ	YoY
Total revenues	1,892	2,349	2,094	(19%)	(10%)
Global Banking	371	383	377	(3%)	(2%)
Advisory	160	171	209	(6%)	(23%)
Capital Markets	210	212	168	(1%)	+25%
Global Markets	1,521	1,967	1,718	(23%)	(11%)
Execution Services	358	422	399	(15%)	(10%)
Derivatives & Solutions	631	1,007	839	(37%)	(25%)
Financing	533	537	479	(1%)	+11%
Credit loss expense / (release)	1	7	(28)		
Operating expenses	1,753	1,866	1,712	(6%)	+2%
Profit before tax	139	477	410	(71%)	(66%)
Cost/ income ratio	93%	79%	82%	+13pp	+11pp

PBT 139m

Global Markets revenues (11%) YoY
- Execution Services (10%) driven by lower Cash Equities volumes
- Derivatives & Solutions (25%) driven by lower volatility and client activity. Decreases in Equity Derivatives, Rates and FX, partly offset by Credit
- Financing +11%, best 2Q on record, increases across all products, driven by Equity Financing in EMEA and APAC

Of which:
- Equities 1,134m, (11%)
- FRC 387m, (13%)

Global Banking revenues (2%)
- Advisory (23%) on lower M&A transactions; global fee pool outperformance[1]
- Capital Markets +25% from higher LCM

Cost/ income 93%

UBS

1 Dealogic

2Q23 Credit Suisse AG reported pre-tax loss of (8.9bn), (4.3bn) excluding acquisition-related effects; (2.1bn) adjusted loss (CHF, US GAAP)

Credit Suisse AG 2Q23 reported to adjusted pre-tax income/ (loss) reconciliation

CHF m



Acquisition-related effects
PPA adjustments
CHF (9.0bn) for full Credit Suisse sub-group[1]
(8,874)
2,204
1,836
240
51
286
(4,257)
1,045
1,345
112
(330)
(2,085)
CHF (2.0bn) for full Credit Suisse sub-group[1]
2Q23 reported
Fair valuations
Impairments on internally developed software
Acquisition-related compensation expenses
Other PPA adjustments[2]
Integration costs
2Q23 reported excl. acquisition-related effects
Goodwill impairment in AM
Litigation provisions
Restructuring expenses
Other[3]
2Q23 adjusted

Refer to Credit Suisse AG 2Q23 release for reconciliation from adjusted to reported results; **1** Including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; **2** 38m write-down of intangible assets and 13m costs from other acquisition-related adjustments; **3** 408m gain from cancellation of contingent capital awards, 35m expenses related to real estate disposals, 32m loss on equity investment revaluation in SIX Group AG, 7m Archegos-related expenses and 4m losses on business sales

Credit Suisse adjusted 2Q23 results (CHF, US GAAP)

	WM	SB	AM	IB	CRU	Corporate Center	2Q23 Credit Suisse sub-group[1]
Adjusted net revenues							
CHF m	802	925	251	220	(55)	(453)	1,690
Δ% QoQ	(10%)	(5%)	+34%	(78%)	(86%)	n/m	(38%)
Adjusted operating expenses							
CHF m	948	620	222	1,116	515	157	3,578
Δ% QoQ	(4%)	0%	+4%	(15%)	(19%)	(23%)	(10%)

Adjusted pre-tax income/ (loss)

CHF m



(167)
224
28
(907)
(589)
(611)
(2,022)
Driven by ELA+ and PLB funding costs (in net revenues)
Credit Suisse AG adjusted: (2,085m)[2]

- Significant revenue attrition QoQ, mostly in the Investment Bank with core divisions more resilient
- Elevated funding costs from ELA+ and PLB reflected in Corporate Center
- Costs decreased QoQ, but not fast enough to offset IB revenue declines

UBS

Refer to Credit Suisse AG 2Q23 release for reconciliation from adjusted to reported results; **1** Credit Suisse AG and its consolidated subsidiaries, Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; **2** Credit Suisse AG and its consolidated subsidiaries

Expecting underlying PBT to be positive in 2H23, around break-even in 3Q23

2Q23 underlying PBT

Pro forma, USD bn



2.0
(2.2)
~(0.3)
A
B
C
+/-
CHF (2.0bn) (refer to prior slide)
UBS sub-group[2]
Credit Suisse sub-group[3]
Illustrative combined
Cost saves
Revenue stabilization
Lower funding costs
Other factors
Quarterly exit rate (YE23)

Outlook

Taking immediate action to drive underlying[1] profitability

Not to scale

A >3bn
annualized (>750m quarterly) saves by year-end from actions to date and identified for 2H23[4]

B 8bn
combined WM NNM/NNA 3Q QTD[5]

C ~550m
funding costs in 2Q from PLB and ELA+, now fully repaid

Other considerations

~3bn
integration-related expenses, 2H23

>1.5bn[6]
2H23 pull to par impacts, largely in NII

1 Excluding items not representative of underlying performance such as integration-related expenses and pull to par effects; 2 2Q23 UBS business divisions and Group Functions (IFRS) excluding integration and acquisition costs; refer to slide 22 and 34 for details; 3 Adjusted US GAAP figures in CHF converted to USD using average 2Q23 USD/CHF rates of 0.90; Credit Suisse sub-group includes Credit Suisse AG and its consolidated subsidiaries, Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG, refer to slide 27 and 28 for details; 4 >3bn annualized exit rate saves vs 2022; 5 UBS GWM net new money + Credit Suisse WM net new assets, up to and including 28.8.23; 6 Including NCL; CET1 impact of the accretion partly offset by ~0.7bn amortization of the transitional relief in 2H23

Closing remarks

Sergio P. Ermotti, Group CEO

Key messages

Our strategy is unchanged and is accelerated by the acquisition of Credit Suisse

We remain focused on serving our clients with an enhanced client proposition, and we see positive momentum in our core businesses

We are driving value creation through the integration and taking action to bring underlying PBT into positive territory in 2H23

We are well positioned for long term growth and have started on our path back towards ~15% RoCET1

We continue to maintain a balance sheet for all seasons which is the foundation of our success

Committed to progressive dividend, with excess capital to be returned to shareholders via share buybacks

Further updates with 3Q23 earnings and strategic update to be provided with 4Q23 earnings, and to include updates on financial targets, guidance and capital returns

Appendix

UBS Group results

USD m, except where indicated	2Q23	1Q23	4Q22	3Q22	2Q22
Total revenues	9,540	8,744	8,029	8,236	8,917
Negative goodwill	28,925				
Credit loss expenses / (releases)	740	38	7	(3)	7
Total operating expenses	8,486	7,210	6,085	5,916	6,295
Operating profit / (loss) before tax	29,239	1,495	1,937	2,323	2,615
Tax expense / (benefit)	361	459	280	580	497
of which: current tax expense	368	487	349	368	367
Net profit / (loss) attributable to shareholders	28,875	1,029	1,653	1,733	2,108
Diluted EPS (USD)	8.99	0.32	0.50	0.52	0.61
Effective tax rate	1.2%	30.7%	14.5%	25.0%	19.0%
Return on CET1 capital	185.0%	9.1%	14.7%	15.5%	18.9%
Return on tangible equity	177.8%	8.1%	13.2%	13.9%	16.4%
Cost / income ratio	88.9%	82.5%	75.8%	71.8%	70.6%
Total book value per share (USD)	26.95	18.59	18.30	17.52	17.45
Tangible book value per share (USD)	24.61	16.54	16.28	15.57	15.51

UBS

UBS Group AG 2Q23 results excluding negative goodwill, integration-related expenses and acquisition costs (IFRS)

USD m, except where indicated	UBS Group AG 2Q23	2Q23 UBS sub-group[1]	June 2023 Credit Suisse sub-group[2]
Operating profit / (loss) before tax	29,239	1,523	(1,209)[3]
o/w: Negative goodwill	28,925		
o/w: Integration-related expenses and acquisition costs	(830)	(456)	(374)
Operating profit / (loss) before tax excluding negative goodwill, integration-related expenses and acquisition costs	1,144	1,979	(835)[3]
Excluding negative goodwill, integration-related expenses and acquisition costs			
RoCET1	4.5%		
RoTE	4.3%		
Cost / income ratio	80%		

UBS

1 2Q23 UBS business divisions and Group Functions (IFRS); 2 Credit Suisse AG and its consolidated subsidiaries, Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 Includes +369m pull to par from PPA adjustments and (654m) day-1 ECL recognition on acquired loan book

CET1 capital and RWA walk



CET1 capital
USD bn
+80%
44.6
31.1
5.0
0.3
(0.4)
(0.3)
80.3
1Q23
Acquired CS CET1
Transitional CET1 PPA adjustments as of the acquisition date
PBT ex. negative goodwill
Current tax expense
Other[1]
2Q23



Risk weighted assets
USD bn
+73%
321.7
154.1
6.9
8.5
64.0
1.4
556.6
Credit Suisse 237.7
1Q23
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk[2]
Currency effects
2Q23

UBS

1 Includes foreign currency translation effects of +0.4bn, before tax, negative 0.5bn dividend accruals for the current year, negative 0.1bn amortization of transitional CET1 PPA adjustments and movements related to other items; 2 The aggregation of the advanced measurement approach models considering diversification effects resulted in 10bn operational risk RWA reduction in 2Q23

Lower negative goodwill vs. F-4 driven by 5M23 Credit Suisse operating losses and higher PPA marks on loans and loan commitments

Pro forma negative goodwill estimated in the SEC registration statement on Form F-4

USD bn



66.0
Credit Suisse events in early 2023
17.1
Credit Suisse equity attributable to shareholders (US GAAP, 31.12.22)
48.8
Write down of Credit Suisse AT1s
SPG sale to Apollo
Credit Suisse compensation adjustments[1]
(27.7)
(3.5)
34.8
Pro forma pre-PPA net assets (US GAAP)
Net PPA adjustments
Estimated purchase price
Pro forma negative goodwill

Negative goodwill included in 2Q23 results

USD bn



A
57.6
B
(24.8)
C
(3.8)
28.9
Credit Suisse pre-PPA net assets at closing (US GAAP, 31.5.23)
Net PPA adjustments
Purchase price
Negative goodwill

28.9bn negative goodwill; 5.9bn below F-4 estimate

A Pre-PPA net assets 8.4bn below F-4 estimate, driven by:

- ~3.4bn of operating losses at Credit Suisse in 5M23, not captured in F-4
- ~5bn reversal of historic own credit gain, previously captured in PPA adjustments

B Net PPA adjustments (24.8bn), a 2.9bn improvement vs. F-4 estimate, mainly driven by:

- PPA offset from aforementioned ~5bn own credit gain reversal (improvement)
- 1.7bn higher marks on financial assets and liabilities (deterioration)
- 0.5bn higher litigation provisions (deterioration)

Offsetting: neutral to negative goodwill

C Purchase price of 3.8bn vs. 3.5bn in F-4, mainly due to a higher UBS share price at the time of closing and inclusion of settlement of pre-existing relationships with Credit Suisse

UBS

1 Estimated balance sheet impact of a write down of contingent capital awards issued by Credit Suisse and specific mandated Credit Suisse compensation cancellations as communicated by the Swiss government to Credit Suisse in 2Q23

Non-core and Legacy composition

Non-core and Legacy
2Q23, USD bn



55
224
Equities
5
22
Macro
8
32
Loans
12
27
38
Securitized products
14
22
Credit
12
84
HQLA and other
5
RWA excl. operational risk¹
LRD

- Equities includes electronic trading, index and single stock, equity swaps, convertibles, share-backed lending positions
- Macro includes interest rate swaps, cross currency swaps, options, swaptions
- Select loan positions from Corporate Bank and Emerging Markets
- Securitized Products includes asset securitizations and mortgage servicing
- Credit trading and capital markets positions and select positions in EMEA, LatAm and APAC
- LRD includes HQLA of 74bn and 'Other' includes non trading assets, trust business and allocations related to fixed assets

UBS

Balances as of quarter-end. NCL perimeter subject to finalization; numbers subject to change; figures for assets transferred from CS business divisions derived from US GAAP; **1** Operational risk RWA to be reported in 3Q after finalization of allocation methodology

Alignment of Credit Suisse AuM to UBS invested assets

Credit Suisse AuM to UBS invested assets

USD bn, except where indicated


1,357
AM
436
SB
585
WM
530
Assets managed across businesses[1]
(194)
Credit Suisse 2Q23 AuM
194
UBS policies permit the recognition of invested assets when independent services are provided by more than one business division
Assets managed across businesses adjustments to UBS policy
149
WM adjustments to UBS policy
(466)
SB adjustments to UBS policy
(15)
AM adjustments to UBS policy
1,220
421
119
680
Credit Suisse 2Q23 invested assets

Balances as of quarter-end; **1** Assets managed in multiple business divisions

UBS Group structure (as of 31.8.23)


UBS Group AG consolidated
UBS Group AG
100%
UBS AG (sub-)consolidated
UBS AG
100%
UBS Switzerland AG
UBS Americas Holding LLC
100%
UBS Americas Inc.
UBS Europe SE
UBS Asset Management AG
Other non-US subsidiaries 1
100%
UBS Bank USA
UBS Business Solutions US LLC
UBS Financial Services Inc.
UBS Securities LLC 3
Other US subsidiaries 4
Credit Suisse AG (sub-)consolidated
Credit Suisse AG
100%
98%
Credit Suisse (Schweiz) AG
Credit Suisse Holdings (USA), Inc.
Credit Suisse International 2
Other subsidiaries
Other Participations
UBS Business Solutions AG
Credit Suisse Services AG 5

1 Other non-US subsidiaries are generally held either directly by UBS AG or indirectly through UBS Switzerland AG or UBS Asset Management AG; 2 Of which 98% held by Credit Suisse AG and 2% held by UBS Group AG; 3 Of which 99% directly held by UBS Americas Inc. and 1% held by UBS Americas Holding LLC; 4 Other US subsidiaries are generally held either directly by UBS Americas Inc. or indirectly through UBS Financial Services Inc; 5 And other small former Credit Suisse Group entities now directly held by UBS Group AG

Cautionary statement regarding forward-looking statements

Cautionary Statement Regarding Forward-Looking Statements I This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The Russia–Ukraine war continues to affect global markets, exacerbate global inflation, and slow global growth. In addition, the war has caused significant population displacement, and shortages of vital commodities, including energy shortages and food insecurity, and has increased the risk of recession in OECD economies. The coordinated sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the war will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. UBS's acquisition of Credit Suisse has materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to take between three to five years and presents significant risks, including the risks that UBS Group AG may be unable to achieve the cost reductions and other benefits contemplated by the transaction. This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined bank; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of the acquisition of Credit Suisse; (iii) increased inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity, including the COVID-19 pandemic and the measures taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains and labor market displacements; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC), in particular in light of the acquisition of Credit Suisse; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements and any additional requirements due to its acquisition of Credit Suisse, or other developments; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, including as a result of its acquisition of Credit Suisse, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS's policies and practices; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation-state actors targeting financial institutions; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups and their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse group, the level of resulting impairments and write-downs, the effect of the consummation of the integration on the operational results, share price and credit rating of UBS – delays, difficulties, or failure in closing the transaction may cause market disruption and challenges for UBS to maintain business, contractual and operational relationships; and (xxv) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Annual Report on Form 20-F for the year ended 31 December 2022. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS